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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Daleen Technologies, Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    23437N10
                                    --------
                                 (CUSIP Number)

                             Douglas E. Scott, Esq.
                    Senior Vice President and General Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                                 (858) 826-7325
                        --------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:

                              Aloma H. Avery, Esq.
                                 Senior Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                               Tel: (858) 826-6000

                                 August 9, 2001
                ------------------------------------------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

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--------------------------------------------------------------------------------
CUSIP No. 23437N10
--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

            Science Applications International Corporation      95-3630868
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [__]
                                                                (b) [__]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                  N/A
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                  [__]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER          None
    NUMBER OF SHARES          --------------------------------------------------
  BENEFICIALLY OWNED BY       8      SHARED VOTING POWER        13,836,046
  EACH REPORTING PERSON       --------------------------------------------------
          WITH                9      SOLE DISPOSITIVE POWER     None
--------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER   13,836,046
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON                               13,836,046
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)          [__]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                               41.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)         CO
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
CUSIP No. 23437N10
--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

            SAIC Venture Capital Corporation                    88-0447177
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [__]
                                                                (b) [__]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                  WC
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                  [__]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                Nevada
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER          None
    NUMBER OF SHARES          --------------------------------------------------
  BENEFICIALLY OWNED BY       8      SHARED VOTING POWER        13,836,046
  EACH REPORTING PERSON       --------------------------------------------------
          WITH                9      SOLE DISPOSITIVE POWER     None
--------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER   13,836,046
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON                               13,836,046
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)          [__]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                               41.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)         CO
--------------------------------------------------------------------------------

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                         AMENDMENT NO. 1 TO SCHEDULE 13D

         The Reporting Persons, Science Applications International Corporation ("SAIC") and SAIC Venture Capital Corporation ("SVCC"), hereby amend and supplement the Schedule 13D filed by SAIC on June 18, 2001 (the "Original Statement") with regard to the Series F Preferred Stock ("Series F Preferred") and Warrants ("Series F Warrants") of Daleen Technologies, Inc. (the "Issuer") for the purpose of amending Items 2, 4, 5 and 6 of the Original Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 (a)-(c) of the Original Statement are hereby supplementally amended to add Mr. Neil E. Cox as an Executive Officer of SAIC, and to amend Appendix A to the Original Statement as follows:

               NAME        TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)

Neil E. Cox                          Executive Vice President

ITEM 4.  PURPOSE OF TRANSACTION.

         The response set forth in Item 4 (d) of the Original Statement is hereby supplementally amended and restated in its entirety to read as follows:

         (d) Effective June 12, 2001, Neil E. Cox resigned from the Issuer's Board of Directors. On June 4, 2001, Mr. Cox joined SAIC as an employee and on July 13, 2001, he became an Executive Vice President of SAIC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The response set forth in Items 5 (a) and (b) of the Original Statement are hereby supplementally amended and restated in their entirety to read as follows:

         (a) SVCC directly owns 2,246,615 shares of Common Stock, 67,604 shares of Series F Preferred with each share immediately convertible into
122.4503 shares of Common Stock and Series F Warrants to purchase 27,042 shares of Series F Preferred with each share immediately convertible into
122.4503 shares of Common Stock. Together these interests represent a total of 13,836,046 shares or approximately 41.3% of the Common Stock of the Issuer. According to the Issuer's Quarterly Report on Form 10-Q for the period ending June 30, 2001 ("10-Q"), filed with the Commission on August 14, 2001, the number of shares of Common Stock outstanding as of August 6, 2001 was 21,872,951 (before giving effect to the 8,278,130 shares of Common Stock issuable upon the conversion of the shares of Series F Preferred held by SVCC and the 3,311,301 shares of Common Stock issuable upon the conversion of the shares of Series F Preferred issuable upon the exercise of the Series F Warrants held by SVCC). For reporting purposes, SAIC may be deemed the beneficial owner of the shares owned by SVCC.

         (b) For reporting purposes, SVCC and SAIC may be deemed to share voting and dispositive powers with respect to the 13,836,046 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response set forth in Item 6 of the Original Statement is hereby supplementally amended to add the following information:

         The final Reset Price was established based on the earnings releases of the Issuer for the quarter ending June 30, 2001. Effective August 9, 2001, the conversion price of the Series F Preferred was reset to $0.9060 and, pursuant to the terms of the Purchase Agreement, each share of Series F Preferred is convertible into 122.4503 shares of common stock.

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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 16, 2001.



                                SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                                By    /s/  DOUGLAS E. SCOTT
                                      ------------------------------------------
                                       Douglas E. Scott
                                       Senior Vice President and General Counsel


                                SAIC VENTURE CAPITAL CORPORATION



                                By    /s/  WILLIAM A. ROPER, JR.
                                      ------------------------------------------
                                       William A. Roper, Jr.
                                       Chairman of the Board


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